

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2016

Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re: Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed May 12, 2015**
> **File No. 1-33422**

Dear Mr. Montero:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products